FORM 3
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

               Filed pursuant to Section 16(a) of the Securities
               Exchange Act of 1934, Section 17(a) of the Public
                Utility Holding Company Act of 1935 or Section
                  30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of        2. Date of Event          4. Issuer Name and Ticker or
   Reporting Person*             requiring                 Trading Symbol
                                 Statement                 NetCreations, Inc. (NASDAQ: NTCR)
SEAT Pagine Gialle S.p.A.(1)     (Month/Day/Year)

(Last)    (First)    (Middle)    12/22/00               5. Relationship of Reporting Person       6. If Amendment, Date of
                                                           to Issuer                                 Original
Via Aurelio Saffi 18          3. IRS or Social            (Check all applicable)                    (Month/Day/Year)
                                 Security Number                Director   X   10% Owner
       (Street)                  of Reporting              ----          ----                     7. Individual or Joint/Group
                                 Person (Voluntary)             Officer (give         Other          Filing (Check Applicable Line)
10138 Torino, Italy                                        ----         title    ----(specify)
                                                                        below)                           Form filed by One
(City)    (State)    (Zip)                                                                           ----Reporting Person

                                                                                                      X  Form filed by More than One
                                                                                                     ----Reporting Person

            Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security          2. Amount of              3. Ownership Form:  Direct (D)            4. Nature of Indirect Beneficial
   (Instr. 4)                    Securities                or Indirect (I) (Instr. 5)                Ownership (Instr. 5)
                                 Beneficially
                                 Owned
                                 (Instr. 4)

Common Stock, par value          10,098,601                 D
$0.01 per share


--------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                               Page 1 of 3 pages

             TABLE II-- Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative  2. Date Exercisable and   3. Title and Amount of   4. Conversion or    5. Ownership  6. Nature of
   Security                Expiration Date           Securities Underlying    Exercise Price      Form of       Indirect
   (Instr. 4)              (Month/Day/Year)          Derivative Security      of Derivative       Derivative    Beneficial
                                                     (Instr. 4)               Security            Security:     Ownership
                                                                                                  Direct (D)    (Instr. 5)
                                                                                                  or Indirect
                                                                                                  (I) (Instr. 5)

                            Date      Expiration    Title        Amount or
                         Exercisable      Date               Number of Shares



-----------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) This filing is a joint filing with Sogerim, Societe Anonyme
("Sogerim") and Nickel Acquisition Corp. ("Nickel"). SEAT Pagine Gialle
S.p.A., Sogerim and Nickel are parties to a shareholders' agreement (the
"Shareholders' Agreement") with certain shareholders of NetCreations, Inc.
10,098,601 shares of Common Stock, par value $0.01 per share, of NetCreations, Inc. (the "Shares") are subject to the Shareholders' Agreement. Pursuant to the Shareholders' Agreement, SEAT Pagine Gialle S.p.A., Sogerim and Nickel have shared voting power of the Shares. As a result, SEAT Pagine Gialle
S.p.A., Sogerim and Nickel may be deemed to beneficially own the Shares.


**Intentional misstatements or omissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If             *                 December 29, 2000
      space is insufficient, see Instruction 6 for procedure.                    -------------------------   -------------------
                                                                                 Name:  Lorenzo Pellicioli   Date
Potential persons who are to respond to the collection of information            Title: Chief Executive
contained in this form are not required to respond unless the form displays a           Officer
currently valid OMB Number.                                                             SEAT Pagine Gialle S.p.A.


                                                                                  * By  /s/ Marc Henon
                                                                                 ---------------------------
                                                                                 Name:  Marc Henon*
                                                                                 Title:    Attorney-in-Fact


                                                                                 **Signature of Reporting Person


                               Page 2 of 3 pages

                            JOINT FILER INFORMATION

Title of Securities:  Common Stock, par value $ 0.01 per share

Issuer & Ticker Symbol:  NetCreations, Inc. (NASDAQ: NTCR)

Designated Filer:  SEAT Pagine Gialle S.p.A.

Other Joint Filers:

     Sogerim, Societe Anonyme
     Via Aurelio Saffi 18
     10138 Torino
     Italy

     Nickel Acquisition Corp.
     Via Aurelio Saffi 18
     10138 Torino
     Italy

Date of Event
Requiring Statement:  December 22, 2000


SOGERIM, SOCIETE ANONYME,


     by                   *
         --------------------------------------
         Name:  Fabio Morvilli
         Title: President


NICKEL ACQUISITION CORP.,


     by                   *
         --------------------------------------
         Name:  Filippo Zamparelli
         Title: Chairman


*MARC HENON,

     by   /s/ Marc Henon
        ---------------------------------------
         Name:  Marc Henon
         Title: Attorney-in-Fact

December 29, 2000


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